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EXHIBIT 3.2.1

Amendment to Bylaws
(Adopted November 6, 2001)

        Section 9 of Article I of the Company's By-laws is amended by deleting from the second sentence thereof the phrase "either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held" and substituting in place thereof the phrase "at the principal place of business of the Corporation."

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EXHIBIT 3.2.1